Hotel Club Systems Inc.
Profit And Loss Condensed
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income													
400000 Sales	146,768	155,411	137,739	157,694	211,920	224,601	218,847	202,764	283,450	312,151	155,969	361,063	2,568,375
Total Income	**$146,768**	**$155,411**	**$137,739**	**$157,694**	**$211,920**	**$224,601**	**$218,847**	**$202,764**	**$283,450**	**$312,151**	**$155,969**	**$361,063**	**$2,568,375**
Cost of Goods Sold													
500000 Cost of goods sold	5,768	5,327	5,490	5,802	6,768	6,290	6,348	5,400	7,516	8,190	3,835	6,471	73,204
Total Cost of Goods Sold	**$5,768**	**$5,327**	**$5,490**	**$5,802**	**$6,768**	**$6,290**	**$6,348**	**$5,400**	**$7,516**	**$8,190**	**$3,835**	**$6,471**	**$73,204**
Gross Profit	**$141,001**	**$150,083**	**$132,250**	**$151,892**	**$205,152**	**$218,311**	**$212,499**	**$197,364**	**$275,934**	**$303,961**	**$152,134**	**$354,592**	**$2,495,171**
Expenses													
600000 Sales, General, and Administrative Expenses	227,974	206,657	255,300	287,276	273,945	244,879	254,255	265,677	232,228	232,034	229,017	228,188	2,937,429
800000 Other Operating Expenses	9,347	9,373	9,491	9,491	9,535	9,535	9,535	9,535	9,535	9,568	9,568	9,568	114,082
Uncategorized Expense					3,830				(5,000)		(5,500)	(3,060)	(9,730)
Total Expenses	**$237,321**	**$216,030**	**$264,790**	**$296,767**	**$287,310**	**$254,415**	**$263,791**	**$275,212**	**$236,763**	**$241,602**	**$233,085**	**$234,696**	**$3,041,781**
Net Operating Income	**($96,320)**	**($65,947)**	**($132,541)**	**($144,875)**	**($82,158)**	**($36,104)**	**($51,292)**	**($77,848)**	**$39,170**	**$62,359**	**($80,951)**	**$119,896**	**($546,610)**
Other Expenses													
900000 Other (Income) / Expenses	13,646	7,024	6,328	13,236	7,652	13,727	5,589	3,273	4,337	3,043	2,995	4,178	85,028
905000 Exchange Gain or Loss	16,584	80	41	50	(105)	470	1	(45)	(6)	90	(38)	20	17,142
906000 Amortization of Advance Fees	3,954	2,750	2,471	2,540									11,715
Total Other Expenses	**$34,183**	**$9,854**	**$8,840**	**$15,826**	**$7,547**	**$14,197**	**$5,590**	**$3,229**	**$4,331**	**$3,132**	**$2,957**	**$4,198**	**$113,885**
Net Other Income	**($34,183)**	**($9,854)**	**($8,840)**	**($15,826)**	**($7,547)**	**($14,197)**	**($5,590)**	**($3,229)**	**($4,331)**	**($3,132)**	**($2,957)**	**($4,198)**	**($113,885)**
Net Income	**($130,503)**	**($75,801)**	**($141,380)**	**($160,701)**	**($89,705)**	**($50,301)**	**($56,882)**	**($81,077)**	**$34,839**	**$59,227**	**($83,908)**	**$115,698**	**($660,495)**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Hotel Club Systems Inc.
Profit And Loss
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income													
400000 Sales													
401000 Memberships	191,830	196,835	185,002	206,240	266,880	284,977	280,279	265,411	350,286	378,720	218,321	340,301	3,165,081
402000 Event Services	872	1,957	2,400	3,176	2,960	558	130	510	265	220	355	76,909	90,312
403000 Food & Drink	2,115	2,176	2,240	2,623	3,467	1,226	1,459	1,811	1,602	1,709	884	96	21,408
403500 Other Merchandise		2,146	656	172		86			92	0	0	0	3,152
404000 Discounts	(37,949)	(40,005)	(41,867)	(45,073)	(49,811)	(53,281)	(54,722)	(54,716)	(56,500)	(54,125)	(51,522)	(48,034)	(587,606)
405000 Refunds	(10,100)	(7,698)	(10,692)	(9,444)	(11,576)	(8,965)	(8,299)	(10,252)	(12,296)	(14,372)	(12,069)	(8,210)	(123,972)
Total 400000 Sales	**$146,768**	**$155,411**	**$137,739**	**$157,694**	**$211,920**	**$224,601**	**$218,847**	**$202,764**	**$283,450**	**$312,151**	**$155,969**	**$361,063**	**$2,568,375**
Total Income	**$146,768**	**$155,411**	**$137,739**	**$157,694**	**$211,920**	**$224,601**	**$218,847**	**$202,764**	**$283,450**	**$312,151**	**$155,969**	**$361,063**	**$2,568,375**
Cost of Goods Sold													
500000 Cost of goods sold													
505000 Hosting Fees											14		14
506000 Stripe Fees	5,768	5,327	5,490	5,802	6,768	6,290	6,348	5,400	7,516	8,190	3,821	6,471	73,190
Total 500000 Cost of goods sold	**$5,768**	**$5,327**	**$5,490**	**$5,802**	**$6,768**	**$6,290**	**$6,348**	**$5,400**	**$7,516**	**$8,190**	**$3,835**	**$6,471**	**$73,204**
Total Cost of Goods Sold	**$5,768**	**$5,327**	**$5,490**	**$5,802**	**$6,768**	**$6,290**	**$6,348**	**$5,400**	**$7,516**	**$8,190**	**$3,835**	**$6,471**	**$73,204**
Gross Profit	**$141,001**	**$150,083**	**$132,250**	**$151,892**	**$205,152**	**$218,311**	**$212,499**	**$197,364**	**$275,934**	**$303,961**	**$152,134**	**$354,592**	**$2,495,171**
Expenses													
600000 Sales, General, and Administrative Expenses													
601000 Sales & Marketing													
601001 Paid Ads	17,034	15,247	14,421	13,992	9,364	11,166	21,406	16,085	5,754	9,852	16,890	9,419	160,629
601002 Promotional Items	571	665	5	191	5	5	3,201	753	386	136	172	477	6,566
Total 601000 Sales & Marketing	**$17,605**	**$15,912**	**$14,426**	**$14,183**	**$9,369**	**$11,171**	**$24,607**	**$16,838**	**$6,139**	**$9,988**	**$17,062**	**$9,896**	**$167,196**
602000 Payroll Expense													
602001 Wages	52,917	48,333	62,830	75,666	72,142	68,431	65,597	75,181	56,670	54,173	52,599	52,616	737,155
602004 Payroll Taxes	5,682	3,782	5,464	6,519	6,192	5,625	5,265	5,921	4,580	4,095	3,871	5,571	62,567
602005 Employee Benefits	1,553	1,616	1,741	1,610	1,950	1,095	1,727	1,863	2,673	2,471	1,624	1,742	21,665
602006 Workers' Compensation	1,502	2,582	2,347	3,454	3,955	2,078	2,907	4,113	4,045	5,519	2,549	3,344	38,396
602007 Payroll Processing Fees	685	685	685	941	939	1,055	972	985	979	979	979	979	10,860
Total 602000 Payroll Expense	**$62,338**	**$56,998**	**$73,067**	**$88,190**	**$85,178**	**$78,284**	**$76,469**	**$88,063**	**$68,945**	**$67,237**	**$61,622**	**$64,252**	**$870,643**
603000 Software & Web Services	7,998	9,919	19,605	10,683	16,910	13,469	13,508	8,847	10,956	11,479	17,474	18,115	158,962
604000 Professional Fees													
604100 Legal	4,751	40	415	40	40	7,610	5,790	3,260	2,040	2,040	4,545	7,790	38,361
604200 Accounting	6,400	3,133	900	900	900	900	900	450	450	3,950	450	1,350	20,683
604300 Recruiting	1,000	254	266	358	228	586	798	300	79	1,692	930	1,820	8,311
604400 Contractors & Consultants	30,984	33,164	39,442	43,090	38,198	30,694	28,323	27,731	27,282	35,018	28,645	28,099	390,670
Total 604000 Professional Fees	**$43,136**	**$36,591**	**$41,023**	**$44,388**	**$39,366**	**$39,790**	**$35,811**	**$31,742**	**$29,850**	**$42,700**	**$34,570**	**$39,060**	**$458,026**
605000 Travel Expenses	2,968	3,253	5,121	5,303	2,213	968	4,682	2,082	2,785	2,258	7,964	1,655	41,252
606000 Meals	7,279	10,678	7,416	16,386	12,183	10,883	13,478	11,866	12,151	13,690	11,368	11,279	138,656
607000 Entertainment / Team Events	25	31	371	445	192	139	230	159	484	166	403	383	3,028
608000 Insurance Expense	1,510	1,600	2,066	2,066	2,066	2,066	2,066	2,559	2,051	1,246	2,552	2,030	23,879
609000 Office Furniture / Equipment	10,330	87	4,392	366	2,049	917	1,209		560	3,851		110	23,871
610000 Office Supplies & General Expense	676	5,854	26,554	13,890	5,990	10,010	8,121	6,903	7,423	10,433	8,517	6,830	111,201
611000 Telephone / Internet Expense	258	142	149	154	285	141	141	141	147	320	359	315	2,552
612000 Utilities Expense	17,237	11,722	11,170	12,037	12,787	7,315	5,606	5,092	8,472	6,810	8,754	8,919	115,919
613000 Bank Charges	187	129	103	1,251	76	119	6	138	62	61	76	49	2,257
614000 Rent Expense	24,128	32,047	28,144	35,632	42,978	23,909	26,021	45,896	39,896	40,100	36,600	43,600	418,952
614500 Equipment/Furniture Lease Expense	32,298	21,693	21,693	42,302	42,302	45,198	42,302	45,352	42,306	21,696	21,696	21,696	400,535
615000 Gifts						500							500
Total 600000 Sales, General, and Administrative Expenses	**$227,974**	**$206,657**	**$255,300**	**$287,276**	**$273,945**	**$244,879**	**$254,255**	**$265,677**	**$232,228**	**$232,034**	**$229,017**	**$228,188**	**$2,937,429**
800000 Other Operating Expenses													
810000 Depreciation Expense	9,347	9,373	9,491	9,491	9,535	9,535	9,535	9,535	9,535	9,568	9,568	9,568	114,082
Total 800000 Other Operating Expenses	**$9,347**	**$9,373**	**$9,491**	**$9,491**	**$9,535**	**$9,535**	**$9,535**	**$9,535**	**$9,535**	**$9,568**	**$9,568**	**$9,568**	**$114,082**
Uncategorized Expense					3,830				(5,000)		(5,500)	(3,060)	(9,730)
Total Expenses	**$237,321**	**$216,030**	**$264,790**	**$296,767**	**$287,310**	**$254,415**	**$263,791**	**$275,212**	**$236,763**	**$241,602**	**$233,085**	**$234,696**	**$3,041,781**
Net Operating Income	**($96,320)**	**($65,947)**	**($132,541)**	**($144,875)**	**($82,158)**	**($36,104)**	**($51,292)**	**($77,848)**	**$39,170**	**$62,359**	**($80,951)**	**$119,896**	**($546,610)**
Other Expenses													
900000 Other (Income) / Expenses													
901000 Interest (Income) / Expense	998	2,331	2,508	2,238	2,518	2,438	2,879	2,523	2,440	2,543	2,445	3,078	28,938
902000 Taxes & Licenses	113	377	150	6,729	3,264	299			27	(50)		550	11,460
903000 Bad Debt Expense	12,535	4,315	3,670	4,270	1,870	10,990	2,710	750	1,870	550	550	550	44,630
Total 900000 Other (Income) / Expenses	**$13,646**	**$7,024**	**$6,328**	**$13,236**	**$7,652**	**$13,727**	**$5,589**	**$3,273**	**$4,337**	**$3,043**	**$2,995**	**$4,178**	**$85,028**
905000 Exchange Gain or Loss	16,584	80	41	50	(105)	470	1	(45)	(6)	90	(38)	20	17,142
906000 Amortization of Advance Fees	3,954	2,750	2,471	2,540									11,715
Total Other Expenses	**$34,183**	**$9,854**	**$8,840**	**$15,826**	**$7,547**	**$14,197**	**$5,590**	**$3,229**	**$4,331**	**$3,132**	**$2,957**	**$4,198**	**$113,885**
Net Other Income	**($34,183)**	**($9,854)**	**($8,840)**	**($15,826)**	**($7,547)**	**($14,197)**	**($5,590)**	**($3,229)**	**($4,331)**	**($3,132)**	**($2,957)**	**($4,198)**	**($113,885)**
Net Income	**($130,503)**	**($75,801)**	**($141,380)**	**($160,701)**	**($89,705)**	**($50,301)**	**($56,882)**	**($81,077)**	**$34,839**	**$59,227**	**($83,908)**	**$115,698**	**($660,495)**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Hotel Club Systems Inc.
Balance Sheet
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
ASSETS												
Current Assets												
Bank Accounts												
100000 Current Assets												
101000 Wise USD Account (3789)	81	81	77	0	0	0	40,863	1	98	26,157	8,957	4,127
102000 Mercury Savings (8749)	898	898	898	898	673	673	673	673	673	673	673	673
104000 Mercury Checking (8976)	363,665	426,123	368,666	216,282	256,417	200,871	178,450	190,832	159,161	448,731	334,768	257,893
106000 Wells Fargo	61,884	809	809	809	809	809	809	809	809	809	809	809
Total 100000 Current Assets	$426,529	$427,912	$370,450	$217,989	$257,900	$202,353	$220,796	$192,316	$160,742	$476,371	$345,208	$263,502
103000 Wise GBP Account (9917)	12,496	1	1	1	1	0	0	86	87	84	83	82
107000 Wise EUR Account (8012)	4,736	4,496	11,550	13,955	898	15,987	2,195	498	2,207	2,659	1	890
Total Bank Accounts	$443,761	$432,409	$382,001	$231,946	$258,799	$218,340	$222,991	$192,900	$163,036	$479,114	$345,292	$264,474
Accounts Receivable												
120000 Accounts Receivable	35,986	45,166	46,551	49,371	58,856	86,774	119,631	121,477	130,197	152,645	159,325	274,744
120001 Stripe Customer Credits	(178)	(178)	(178)	(1,609)	(178)	(178)	(178)	(178)	(178)	(178)	(178)	(446)
Total 120000 Accounts Receivable	$35,808	$44,988	$46,373	$47,763	$58,678	$86,596	$119,453	$121,299	$130,018	$152,466	$159,147	$274,297
Total Accounts Receivable	$35,808	$44,988	$46,373	$47,763	$58,678	$86,596	$119,453	$121,299	$130,018	$152,466	$159,147	$274,297
Other Current Assets												
130000 Other Current Assets												
131000 Prepaids												
131100 Prepaid Expenses	286	0	6,736	5,869	5,001	5,121	10,138	11,750	11,337	11,252	16,813	24,464
131200 Prepaid Rent	0	0	0	0	0	0	22,000	0	0	0	0	0
131300 Prepaid Benefits	4,107	4,107	4,459	4,459	3,545	4,154	4,271	4,193	3,565	3,329	3,447	3,625
Total 131000 Prepaids	$4,393	$4,107	$11,196	$10,328	$8,546	$9,276	$36,410	$15,943	$14,903	$14,581	$20,259	$28,089
133000 Clearing Account	0	0	0	0	0	0	0	0	0	0	0	0
133100 Stripe Clearing	33,924	9,775	19,666	16,729	7,861	64,974	(6,456)	(9,215)	282,522	(37,729)	(35,596)	(15,895)
133300 Other Clearing	0	0	0	0	0	0	0	30,728	0	0	0	0
Total 133000 Clearing Account	$33,924	$9,775	$19,666	$16,729	$7,861	$64,974	($6,456)	$21,513	$282,522	($37,729)	($35,596)	($15,895)
137000 Loan to Shareholder	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Total 130000 Other Current Assets	$43,317	$18,883	$35,862	$32,057	$21,407	$79,250	$34,954	$42,457	$302,424	($18,148)	($10,337)	$17,194
Uncategorized Asset	5,000	5,000	5,000	5,000	5,000	12,118	12,118	16,656	16,656	32,525	32,525	32,525
Total Other Current Assets	$48,317	$23,883	$40,862	$37,057	$26,407	$91,368	$47,071	$59,113	$319,081	$14,377	$22,188	$49,719
Total Current Assets	$527,886	$501,279	$469,235	$316,765	$343,884	$396,304	$389,515	$373,312	$612,135	$645,958	$526,626	$588,490
Fixed Assets												
150000 Fixed Assets												
151000 Furniture & Fixtures	74,078	74,078	74,078	74,078	74,078	74,078	74,078	74,078	74,078	76,834	76,834	76,834
153000 Office Equipment	21,719	21,719	21,719	21,719	21,719	21,719	21,719	21,719	21,719	21,719	21,719	21,719
154000 Machinery & Equipment			7,027	7,027	7,027	7,027	7,027	7,027	7,027	7,027	7,027	7,027
158000 Leasehold Improvements	712,075	714,300	714,300	714,300	718,050	718,050	718,050	718,050	718,050	718,050	718,050	718,050
159000 Accumulated Depreciation	(122,108)	(131,482)	(140,972)	(150,463)	(159,998)	(169,533)	(179,069)	(188,604)	(198,139)	(207,707)	(217,275)	(226,843)
Total 150000 Fixed Assets	$685,763	$678,615	$676,151	$666,660	$660,875	$651,340	$641,805	$632,269	$622,734	$615,922	$606,354	$596,786
Total Fixed Assets	$685,763	$678,615	$676,151	$666,660	$660,875	$651,340	$641,805	$632,269	$622,734	$615,922	$606,354	$596,786
Other Assets												
170000 Other Assets												
171000 Security Deposit	267,722	267,722	267,722	267,722	267,722	267,722	289,722	289,722	289,722	289,722	289,722	289,722
173000 Due To/From Commons Club	93,239	93,239	93,239	93,239	93,239	93,239	93,239	93,239	93,239	93,239	93,239	93,239
174000 Stripe Deferred Advance Fee	31,750	31,750	31,750	31,750	31,750	31,750	31,750	31,750	31,750	31,750	31,750	31,750
174001 Stripe Fee Amortization	(15,075)	(17,825)	(20,296)	(22,836)	(22,836)	(22,836)	(22,836)	(22,836)	(22,836)	(22,836)	(22,836)	(22,836)
Total 174000 Stripe Deferred Advance Fee	$16,675	$13,925	$11,454	$8,914	$8,914	$8,914	$8,914	$8,914	$8,914	$8,914	$8,914	$8,914
175000 ARC Deferred Advance Fee	0	0	0	0	0	0	0	0	0	0	0	0
175001 ARC Fee Amortization	0	0	0	0	0	0	0	0	0	0	0	0
Total 175000 ARC Deferred Advance Fee	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
176000 Pipe Advance Fee	0	0	0	0	0	0	0	0	0	0	0	0
176001 PIPE Fee Amortizaion	0	0	0	0	0	0	0	0	0	0	0	0
Total 176000 Pipe Advance Fee	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total 170000 Other Assets	$377,635	$374,885	$372,414	$369,874	$369,874	$369,874	$391,874	$391,874	$391,874	$391,874	$391,874	$391,874
Total Other Assets	$377,635	$374,885	$372,414	$369,874	$369,874	$369,874	$391,874	$391,874	$391,874	$391,874	$391,874	$391,874
TOTAL ASSETS	$1,591,284	$1,554,778	$1,517,800	$1,353,299	$1,374,633	$1,417,517	$1,423,194	$1,397,455	$1,626,743	$1,653,754	$1,524,854	$1,577,150
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
210000 Accounts Payable	900	3,133	3,133	900	900	900	900	450	0	450	450	7,250
Total Accounts Payable	$900	$3,133	$3,133	$900	$900	$900	$900	$450	$0	$450	$450	$7,250
Credit Cards												
220000 Credit Cards												
221000 Brex Credit Card (USD)	0	0	0	0	0	0	0	0	0	0	0	99
222000 Ramp	10,758	20,244	19,736	24,222	17,375	14,100	21,047	16,596	14,421	11,840	15,591	18,266
223000 Amex	104,399	75,628	80,626	63,561	59,769	60,817	91,538	83,718	65,683	87,647	97,252	91,152
Total 220000 Credit Cards	$115,157	$95,872	$100,362	$87,783	$77,144	$74,917	$112,585	$100,314	$80,104	$99,487	$112,842	$109,517
Total Credit Cards	$115,157	$95,872	$100,362	$87,783	$77,144	$74,917	$112,585	$100,314	$80,104	$99,487	$112,842	$109,517
Other Current Liabilities												
230000 Other Current Liabilities												
231000 401(k) Payable	0	0	0	0	225	0	260	464	456	456	278	318
233000 Payroll Liabilities	0	0	0	0	5,994	10,113	11,462	13,196	11,616	10,747	8,557	7,954
234000 Payroll Tax Liabilities	0	0	504	504	2,327	2,134	2,863	3,632	3,215	2,972	1,837	3,301
235000 Accruals												
235100 Accrued Expenses	8,486	7,569	6,694	5,010	2,398	3,411	2,907	0	0	3,706	2,807	0
Total 235000 Accruals	$8,486	$7,569	$6,694	$5,010	$2,398	$3,411	$2,907	$0	$0	$3,706	$2,807	$0
236000 Taxes Payable												
236100 Sales Tax Payable	875	3	3	3	3	3	3	3	3	3	3	3
Total 236000 Taxes Payable	$875	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
237000 Deferred Revenue	199,241	212,325	237,807	254,964	264,149	294,160	318,091	284,186	252,243	224,458	188,946	152,521
238000 Sublease Deposit & Prepaid Rent						11,401	11,401	11,401	11,401	11,401	11,401	11,401
Total 230000 Other Current Liabilities	$208,602	$219,896	$245,008	$260,480	$275,095	$321,222	$346,987	$312,880	$278,933	$253,742	$213,828	$175,498
Total Other Current Liabilities	$208,602	$219,896	$245,008	$260,480	$275,095	$321,222	$346,987	$312,880	$278,933	$253,742	$213,828	$175,498
Total Current Liabilities	$324,659	$318,901	$348,503	$349,163	$353,139	$397,039	$460,472	$413,644	$359,038	$353,679	$327,120	$292,265
Long-Term Liabilities												
240000 Long Term Liabilities												
241000 Notes / Bonds Payable		0	0	0	0	0	0	0	0	0	0	0
241001 Stripe Merchant Advance	441,318	441,318	441,318	441,318	441,318	441,318	441,318	441,318	691,318	691,318	691,318	691,318
241002 Stripe Contra (Paid)	(317,863)	(349,168)	(380,474)	(411,779)	(439,255)	(439,255)	(439,255)	(439,255)	(439,255)	(465,239)	(482,728)	(513,440)
Total 241001 Stripe Merchant Advance	$123,455	$92,150	$60,844	$29,539	$2,063	$2,063	$2,063	$2,063	$252,063	$226,079	$208,590	$177,878
241003 ARC Merchant Advance	0	0	0	0	0	0	0	0	0	0	0	0
241004 ARC Contra (Paid)	0	0	0	0	0	0	0	0	0	0	0	0
Total 241003 ARC Merchant Advance	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
241005 Pipe	0	0	0	0	0	0	0	0	0	0	0	0
241006 Pipe Contra (Paid)	0	0	0	0	0	0	0	0	0	0	0	0
Total 241005 Pipe	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total 241000 Notes / Bonds Payable	$123,455	$92,150	$60,844	$29,539	$2,063	$2,063	$2,063	$2,063	$252,063	$226,079	$208,590	$177,878
243000 Loan Payable												
243100 Sinhdu Loan - 1	196,710	194,505	192,298	190,091	187,884	184,844	181,804	181,804	178,764	175,724	172,684	172,684
243200 Sindhu Loan - 2	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Total 243000 Loan Payable	$296,710	$294,505	$292,298	$290,091	$287,884	$284,844	$281,804	$281,804	$278,764	$275,724	$272,684	$272,684
244000 Accrued Interest from Loans	6,381	8,407	10,573	12,669	14,834	16,930	19,096	21,262	23,358	25,523	27,619	29,785
Total 240000 Long Term Liabilities	$426,546	$395,061	$363,715	$332,298	$304,781	$303,837	$302,963	$305,128	$554,184	$527,326	$508,893	$480,347
Total Long-Term Liabilities	$426,546	$395,061	$363,715	$332,298	$304,781	$303,837	$302,963	$305,128	$554,184	$527,326	$508,893	$480,347
Total Liabilities	$751,205	$713,963	$712,218	$681,461	$657,920	$700,876	$763,434	$718,773	$913,222	$881,005	$836,014	$772,612
Equity												
300000 Equity												
310000 Common Stock												
310001 Common Stock - Par Value	100	100	100	100	100	100	100	100	100	100	100	100
310002 Common Stock - APIC	4,990	4,990	4,990	4,990	4,990	4,990	4,990	4,990	4,990	4,990	4,990	4,990
Total 310000 Common Stock	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090	$5,090
340000 SAFE Notes	2,984,592	3,061,129	3,167,276	3,194,233	3,328,813	3,379,042	3,379,042	3,479,042	3,479,042	3,479,042	3,479,042	3,479,042
Total 300000 Equity	$2,989,682	$3,066,219	$3,172,366	$3,199,323	$3,333,903	$3,384,132	$3,384,132	$3,484,132	$3,484,132	$3,484,132	$3,484,132	$3,484,132
Retained Earnings	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)	(2,019,099)
Net Income	(130,503)	(206,304)	(347,685)	(508,386)	(598,091)	(648,392)	(705,274)	(786,351)	(751,511)	(692,285)	(776,192)	(660,495)
Total Equity	$840,079	$840,816	$805,583	$671,838	$716,713	$716,641	$659,759	$678,683	$713,522	$772,748	$688,841	$804,539
TOTAL LIABILITIES AND EQUITY	$1,591,284	$1,554,778	$1,517,800	$1,353,299	$1,374,633	$1,417,517	$1,423,194	$1,397,455	$1,626,743	$1,653,754	$1,524,854	$1,577,150

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Hotel Club Systems Inc.
Statement of Cash Flow
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
OPERATING ACTIVITIES													
Net Income	(130,503)	(75,801)	(141,380)	(160,701)	(89,705)	(50,301)	(56,882)	(81,077)	34,839	59,227	(83,908)	115,698	(660,495)
Adjustments to reconcile Net Income to Net Cash provided by operations:													
120000 Accounts Receivable	(305)	(9,180)	(1,385)	(2,820)	(9,485)	(27,918)	(32,857)	(1,846)	(8,720)	(22,448)	(6,681)	(115,418)	(239,062)
120001 Accounts Receivable:Stripe Customer Credits	0	0	0	1,430	(1,430)	0	0	0	0	0	0	268	268
131100 Other Current Assets:Prepaids:Prepaid Expenses	5,786	286	(6,736)	868	868	(120)	(5,017)	(1,612)	413	85	(5,561)	(7,652)	(18,392)
131200 Other Current Assets:Prepaids:Prepaid Rent							(22,000)	22,000					0
131300 Other Current Assets:Prepaids:Prepaid Benefits	0	0	(352)	0	915	(610)	(117)	78	628	237	(118)	(178)	483
133000 Other Current Assets:Clearing Account	0												0
133100 Other Current Assets:Clearing Account:Stripe Clearing	60,309	24,149	(9,891)	2,937	8,868	(57,113)	71,430	2,759	(291,736)	320,251	(2,133)	(19,701)	110,128
133300 Other Current Assets:Clearing Account:Other Clearing		0				0		(30,728)	30,728	0	0	0	0
Uncategorized Asset						(7,118)		(4,539)		(15,869)			(27,525)
159000 Fixed Assets:Accumulated Depreciation	9,347	9,373	9,491	9,491	9,535	9,535	9,535	9,535	9,535	9,568	9,568	9,568	114,082
210000 Accounts Payable	(6,170)	2,233	0	(2,233)	0	0	0	(450)	(450)	450	0	6,800	180
221000 Credit Cards:Brex Credit Card (USD)	(99)	0										99	0
222000 Credit Cards:Ramp	2,233	9,486	(508)	4,486	(6,847)	(3,275)	6,947	(4,452)	(2,174)	(2,581)	3,750	2,675	9,741
223000 Credit Cards:Amex	41,726	(28,771)	4,998	(17,065)	(3,792)	1,048	30,721	(7,820)	(18,035)	21,964	9,605	(6,099)	28,479
231000 Other Current Liabilities:401(k) Payable	0	0	0	0	225	(225)	260	204	(8)	0	(178)	40	318
233000 Other Current Liabilities:Payroll Liabilities					5,994	4,119	1,349	1,734	(1,579)	(870)	(2,189)	(603)	7,954
234000 Other Current Liabilities:Payroll Tax Liabilities	(489)		504		1,823	(193)	729	769	(417)	(243)	(1,135)	1,464	2,812
235100 Other Current Liabilities:Accruals:Accrued Expenses	6,941	(917)	(875)	(1,684)	(2,612)	1,013	(504)	(2,907)		3,706	(899)	(2,807)	(1,545)
236100 Other Current Liabilities:Taxes Payable:Sales Tax Payable	0	(873)	0	0	0	0	0	0	0	0	0	0	(873)
237000 Other Current Liabilities:Deferred Revenue	53,027	13,084	25,482	17,157	9,185	30,011	23,931	(33,905)	(31,943)	(27,785)	(35,513)	(36,424)	6,307
238000 Other Current Liabilities:Sublease Deposit & Prepaid Rent						11,401							11,401
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$172,306**	**$18,870**	**$20,728**	**$12,566**	**$13,246**	**($39,444)**	**$84,407**	**($51,180)**	**($313,759)**	**$286,465**	**($31,482)**	**($167,970)**	**$4,755**
Net cash provided by operating activities	**$41,802**	**($56,931)**	**($120,652)**	**($148,135)**	**($76,459)**	**($89,744)**	**$27,525**	**($132,257)**	**($278,920)**	**$345,692**	**($115,390)**	**($52,272)**	**($655,740)**
INVESTING ACTIVITIES													
151000 Fixed Assets:Furniture & Fixtures	(9,505)									(2,756)			(12,261)
154000 Fixed Assets:Machinery & Equipment			(7,027)										(7,027)
158000 Fixed Assets:Leasehold Improvements		(2,225)			(3,750)								(5,975)
171000 Other Assets:Security Deposit							(22,000)						(22,000)
174001 Other Assets:Stripe Deferred Advance Fee:Stripe Fee Amortization	3,954	2,750	2,471	2,540									11,715
Net cash provided by investing activities	**($5,551)**	**$525**	**($4,556)**	**$2,540**	**($3,750)**	**$0**	**($22,000)**	**$0**	**$0**	**($2,756)**	**$0**	**$0**	**($35,548)**
FINANCING ACTIVITIES													
241000 Long Term Liabilities:Notes / Bonds Payable		0											0
241001 Long Term Liabilities:Notes / Bonds Payable:Stripe Merchant Advance	0	0	0	0	0	0	0	0	250,000	0	0	0	250,000
241002 Long Term Liabilities:Notes / Bonds Payable:Stripe Merchant Advance:Stripe Contra (Paid)	(35,087)	(31,306)	(31,306)	(31,306)	(27,476)	0	0	0	0	(25,984)	(17,489)	(30,712)	(230,664)
243100 Long Term Liabilities:Loan Payable:Sinhdu Loan -1	(3,290)	(2,205)	(2,207)	(2,207)	(2,207)	(3,040)	(3,040)		(3,040)	(3,040)	(3,040)	0	(27,316)
244000 Long Term Liabilities:Accrued Interest from Loans	2,142	2,026	2,166	2,096	2,166	2,096	2,166	2,166	2,096	2,166	2,096	2,166	25,547
340000 Equity:SAFE Notes		76,538	106,147	26,956	134,580	50,229		100,000					494,450
Net cash provided by financing activities	**($36,235)**	**$45,053**	**$74,800**	**($4,460)**	**$107,063**	**$49,285**	**($874)**	**$102,166**	**$249,056**	**($26,858)**	**($18,433)**	**($28,546)**	**$512,016**
Net cash increase for period	**$16**	**($11,352)**	**($50,407)**	**($150,056)**	**$26,854**	**($40,459)**	**$4,651**	**($30,091)**	**($29,864)**	**$316,078**	**($133,823)**	**($80,818)**	**($179,271)**
Beginning cash balance	**-**	**$443,761**	**$432,409**	**$382,001**	**$231,946**	**$258,799**	**$218,340**	**$222,991**	**$192,900**	**$163,036**	**$479,114**	**$345,292**	**-**
Ending cash balance	**$443,761**	**$432,409**	**$382,001**	**$231,946**	**$258,799**	**$218,340**	**$222,991**	**$192,900**	**$163,036**	**$479,114**	**$345,292**	**$264,474**	**-**
Adjusted for cash burn	(36,251)	56,405	125,208	145,595	80,209	89,744	(5,525)	132,257	278,920	(342,936)	115,390	52,272	$691,288

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Kruze Consulting's Notes to Financial Statements

Cash
Cash is held entirely in Operating, Deposit, or Sweep accounts at major financial institutions with the primary deposit account earning the current return rate. Although the financial institutions are highly credited, deposits are held that often exceed federally insured limits. Kruze's treasury management policy (http://www.kruzeconsulting.com/blog/post/Kruze-Consultings-Advice-on-Startup-Cash-Management-Policies) is to place money in only the safest of instruments such as low interest bearing savings and sweep accounts at highly credited instutions. However, management is free to invest and place their money at their own will.

Accounts Receivable
Accounts Receivable are reported gross of an allowance as the amount of bad debt over the history of the company is insignificant to the financial statements. Additionally, the nature and type of customers does not indicate that this trend will change in the near future.

Current Assets
Current Assets consist of Prepaid Expenses including but not limited to Marketing, Advertising, Rent and Technology Subscription expenses.

Fixed Assets
Fixed Assets consist primarily of computers, office furniture and equipment and trade show displays. Computers have a useful life of 5 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method, half year convention. Furniture have a useful life of 7 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method. Leasehold Improvements have a useful life of 15 years and are depreciated over the useful life using the MACRS Straight Line method. The fixed asset balance is reported net of any accumulated depreciation. The recommended capitalize cost threshold is $2,500 per asset. Management may lower that threshold.

Software & Intangibles
Software & Intangibles consist of the capitalized costs of product development for software assets. Capitalized costs include Salaries, Benefits and Payroll Taxes for the product development team and are capitalized in accordance with GAAP. Software assets have a useful life of 15 years, which is evaluated at least annually, and are amortized over the useful life using the MACRS Straight Line method. The Software & Intangibles balance is reported net of any accumulated amortization.

Other Assets
Other Assets consists of rental deposits, which are expected to be refunded in full at the end of the lease.

Accrued Liabilities
Accrued Liabilities consists of salaries and sales commission for the current period, to be paid in a subsequent period. Sales Commission is expensed upon completion of a sale and paid upon receipt of cash. Accrued Liabilities are reported as current however, due to some customer contracts containing billing scheduled more than 1 year from the start date, a portion of accrued sales commission is long term in nature.

Deferred Revenue
Deferred Revenue consists of amounts billed or collected in excess of revenue recognized. Deferred revenue is reported as current however, due to some customer contracts of more than 1 year containing up-front billing, a portion of deferred revenue is long term in nature.

Other Liabilities
Other Liabilities consist of tax liabilities due to the State and Local authorities, typically payable on a quarterly basis or annual basis. Liabilities are acrrued base on the collection period.

Notes Payable
Notes Payable consists of Convertible Notes. Please refer to most recent Cap Table for full details.

Stockholders' Equity
The Company's ownership structure consists of Preferred Stock held by investors of multiple Series, Common Stock and Employee Stock Options. Please refer to most recent Cap Table for full details.

Revenue
Revenue is broken out by key product and service lines. Revenue is recognized in accordance with GAAP over the period in which the revenue is earned.

Cost of Revenue / Cost of Goods Sold
Cost of Revenue/Cost of Goods Sold include those costs attribute to the direct cost of sales.

Expenses
Expenses are reported in compliance with GAAP, on an accrual basis, total in descending order, and EBITDA format. Master Accounts and Subaccounts are reviewed monthly for necessary modifications.

Stock Based Compensation Expense
The company recognizes stock-based compensation costs for options expected to vest, on a straight-line basis over the requisite service period of the award, which is generally the vesting term. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Share based compensation expense is recorded in operating expenses in alignment with where the respective individual's compensation is recorded.

Other Income/(Expense)
Other income (expense), consists primarily of interest income on our cash balance, interest expense, credit card rewards, and other gains and losses that have occurred when disposing of assets.

Depreciation & Amortization
Depreciation and Amortization consists of amortization of the Intangible Assets as well as depreciation of Fixed Assets.

Taxes & Licenses
When applicable, the Company accounts for income taxes, state franchise taxes and other taxes under the asset & liability method, which requires the recognition of deferred tax assets & liabilities for the expected future tax consequences of events that have been included in the financial statements.

Statement of Cash Flows
Cash flows are reported using the indirect method which reports operating activities based on the change in assets and liabilities.